

March 7, 2013

Jeffrey P. Grogin
Chief Administrative and Legal Officer
Private National Mortgage Acceptance Company, LLC
6101 Condor Drive
Moorpark, CA 93021

> **Re: PennyMac Financial Services, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 7, 2013**
> **File No. 333-186495**

Dear Mr. Grogin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Except for pricing information, please do not leave any blanks in your next amendment.

2. Please revise to update the financial statements included in your registration statement in accordance with Rule 3-12 of Regulation S-X.

3. Please revise to present financial information presented in a tabular format in chronological order. For example, on page 66 present the information as of September 30, 2012 in the first column.

4. On page 54, you disclose that PennyMac Financial Services, Inc. will consolidate the financial results of Private National Mortgage Acceptance Company, LLC. Please provide us an accounting analysis that supports this assertion citing supporting accounting guidance.

Cover Page of Prospectus

5. Please clarify on the cover page that you are not a government sponsored entity.

Summary, page 1

6. Please balance your Competitive Strength "Seasoned Management with Deep Industry Experience" with disclosure regarding your management's previous roles at Countrywide.

Summary Historical Consolidated Financial and Other Data, page 14

7. Please ensure that your pro forma footnotes as disclosed here and beginning on page 60 show precisely how you arrived at each adjustment amount with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts. This should include the specific components that are included in the adjustments.

Risk Factors

8. Some of your Risk Factors state that you cannot assure a certain outcome when the real risk is not your inability to give assurance, but the underlying facts. Please revise to eliminate this and similar language.

9. We note that you have referenced your lack of "legacy portfolios" as an advantage. Please include a risk factor that addresses the lack of seasoned loans in your portfolios and the difficulty investors may have comparing your business to others that have weathered the economic difficulties in your industry over the last several years.

10. We note your disclosure regarding the advantages of your seasoned management team, including your CEO who was previously President, CFO, and COO of Countrywide Financial Corporation and several other former senior managers of Countrywide. Please tell us what consideration you have given to including a risk factor that addresses the failures of Countrywide while under the management of these individuals, including but not limited to recent and ongoing litigation.

We leverage our operations…, page 25

11. Please disclose the financial covenants in your current repurchase agreements.

Negative Public opinion could damage our reputation, page 31

12. Please revise the heading of this risk factor to refer to Countrywide.

Unaudited Pro Forma Consolidated Financial Information, page 60

13. Please tell us in detail how you plan to calculate and present pro forma earnings per share for PennyMac Financial Services, Inc.

Loan Servicing, page 114

14. Please revise to present the information included on page 116 for any interim periods included in your filing.

Executive and Director Compensation, page 141

15. Please provide a narrative description of any material factors necessary to an understanding of the information included in the summary compensation table. For example, we note that you have provided disclosure with regard to bonuses, but not with regard to how base salaries are determined. Refer to Item 402(o) of Regulation S-K.

16. Please provide the compensation information for 2011, or advise why it is not required.

Stockholder Agreements, page 151

17. Please include these agreements or forms of agreements if they have not been signed before you request effectiveness, as exhibits.

Description of Capital Stock, page 173

18. It is inappropriate to qualify the description "by applicable law." Please revise.

Legal Matters, page 193

19. Please provide the specific offices that will be issuing the opinions referred to in this section.

Consolidated Financial Statements - Private National Mortgage Acceptance Company, LLC
Note 3 – Significant Accounting Policies

Mortgage Loans Held for Sale at Fair Value, page F-13

20. Please revise to disclose the reasons you have elected the fair value option for mortgage loans held for sale. Refer to ASC 825-10-50-28a.

Mortgage Servicing Rights ("MSRs"), page F-15

21. We note your disclosure that the Company recognizes MSRs initially at their estimated fair value, either as proceeds from sales of mortgage loans where the Company assumes the obligation to service the loan in the sale transaction, or from the purchase of MSRs. Please revise your disclosure describing your initial accounting treatment for these MSRs to discuss

how you considered the nature of the assets being serviced (i.e., MSRs backed by distressed mortgage loans versus all other MSRs) as a factor in determining the fair value of the servicing asset. Refer to ASC 860-50-30-7.

22. We note your subsequent accounting for MSRs is based on two classes: MSRs backed by mortgage loans with initial interest rates of less than or equal to 4.5%, which are accounted for using the amortization method and MSRs backed by mortgage loans with initial interest rates of more than 4.5%, which are accounted for at fair value with changes in fair value reported in current period earnings. We further note your disclosure that you distinguish between these classes of MSRs due to their differing sensitivities to change in value as the result of the effect that changes in market interest rates have on mortgage prepayment speeds within the servicing portfolio. Please tell us in detail how you determined that identifying your classes of servicing assets in comparison to a fixed 4.5% interest rate was appropriate. Also, tell us if you believe your policy will be appropriate if interest rates increase in the future and how your policies may change. Additionally, tell us how you considered whether the interest rate on the loan was variable in determining your classes.

Note 8 – Fair Value
Fair Value Accounting Elections, page F-29

23. We note your disclosure that your classes of servicing assets require a different risk management approach. Please revise to discuss the instruments used to mitigate the income statement effect of changes in fair value of the servicing assets. Please refer to ASC 860-50-50-2b.

Mortgage Servicing Rights, page F-37

24. We note that your disclosure summarizing the key inputs used in the valuation of the Company's MSRs at year end and the effect on the estimated fair value from adverse changes in those assumptions are presented for two categories: purchased MSRs backed by distressed mortgage loans and all other MSRs. Please revise your table to include the UPB at period end for each of these categories.

Note 10 – Mortgage Servicing Rights, page F-41

25. Please consider the need to revise your MSR roll-forwards to disaggregate the line item "due to changes in valuation inputs or assumptions used in valuation model" to provide the information by each of the key assumptions from your sensitivity disclosures, particularly when the drivers may be offsetting in value.

26. Please revise to disclose the amount of contractually specified servicing fees, late fees, and ancillary fees earned for each period for which results of operations are presented, including a description of where each amount is reported in the statement of income or tell us where this information is disclosed. Refer to ASC 860-50-50-2c.

Interim Financial Statements

Note 7 – Fair Value Mortgage Servicing Rights, page F-81

27. Considering that MSR's accounted for at amortized costs appear to have less prepayment risk and lower costs due to lower delinquencies on the underlying loans relative to MSR's accounted for at fair value, please explain to us the underlying causes for the following:

   a. Why the weighted average pricing spread for MSR's accounted for at fair value is lower than the pricing spread for MSR's accounted for at amortized cost at September 30, 2012.

   b. Why the weighted average cost of servicing for MSR's accounted for at fair value is lower than the weighted average cost of servicing for MSR's accounted for at amortized cost at September 30, 2012.

Additionally, please explain to us the underlying causes for the following:

   c. Why the weighted average pricing spread for MSR's accounted for at fair value decreased from 11.9% at September 30, 2011 to 8.4% at September 30, 2012.

   d. Why the weighted average cost of servicing for MSR's accounted for at amortized cost increased from September 30, 2011 to September 30, 2012 while the same metric decreased for MSR's accounted for at fair value.

Note 25 – Subsequent Events, page F-102

28. Please revise to describe how changes to your contracts will impact future financial results and operating metrics.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Phippen at 202-551-3697 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale at 202-551-3464 or me at 202-551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief

cc: Timothy Rupp, Esq
Bingham McCutchen LLP